                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)


                        Western Pacific Airlines, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   959080102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Ivan Irwin, Jr.
                         Hunt Petroleum of Texas, Inc.
                            5000 Thanksgiving Tower
                              Dallas, Texas  75201
                                (214) 922-1010
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 5, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index required by Rule 0-(c) is located at page 27 of this filing.

                     (Continued on the  following page(s))
                               Page 1 of 27 Pages

CUSIP NO. 959080102                 13D                       Page 2 of 27 Pages

          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Hunt Petroleum of Texas, Inc.

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

                          7        SOLE VOTING POWER
      NUMBER OF                    572,239
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON
        WITH                       572,239

                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     572,239

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.1%


         14          TYPE OF REPORTING PERSON

                     CO

CUSIP NO. 959080102                     13D                  Page 3 of 27 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Tom Hunt, as trustee

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    0
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                               [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                     13D                  Page 4 of 27 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     James L. Parker, as trustee

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    0
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                   13D                    Page 5 of 27 Pages



           1             NAME OF REPORTING PERSON
                         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Margaret Hunt Hill, as trustee

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS

                         AF


           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                         TO ITEMS 2(d) or 2(e)


           6             CITIZENSHIP OR PLACE OF ORGANIZATION

                         Texas

                              7       SOLE VOTING POWER
       NUMBER OF                      0
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        0
       REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        0

                             10       SHARED DISPOSITIVE POWER

                                      0

           11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         0

           12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

           13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         0.0%

           14            TYPE OF REPORTING PERSON

                         IN

CUSIP NO. 959080102                    13D                   Page 6 of 27 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Ivan Irwin, Jr.

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     PF, AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

                          7        SOLE VOTING POWER
      NUMBER OF                    27,368
       SHARES             8        SHARED VOTING POWER
    BENEFICIALLY                   0
      OWNED BY
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON
        WITH                       27,368

                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     27,368

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.2%


         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                     13D                  Page 7 of 27 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     James R. Wikert

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     PF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    26,667
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      26,667
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     26,667

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [x]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.2%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                    13D                   Page 8 of 27 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Danny Bowlin, as trustee

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    25,000
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      25,000
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     25,000

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.2%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                    13D                   Page 9 of 27 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Alinda Hill Wikert, individually and as custodian

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     PF, AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    0
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [x]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                     13D                 Page 10 of 27 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Free Throw, Inc.

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     OO


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                           7        SOLE VOTING POWER
      NUMBER OF                     0
       SHARES
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH
      REPORTING            9        SOLE DISPOSITIVE POWER
       PERSON                       0
        WITH
                          10        SHARED DISPOSITIVE POWER
                                    0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     CO

CUSIP NO. 959080102                   13D                    Page 11 of 27 Pages



Item 1.  Security and Issuer.

  This statement relates to shares of the common stock, par value $.001 per share (the "SHARES"), of Western Pacific Airlines, Inc., a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are at 2864 S. Circle Drive, Suite 1100, Colorado Springs, Colorado 80906, and its telephone number at such address is (719) 579-7737.

Item 2.  Identity and Background.

  (a)-(c), (f). This statement is filed by Hunt Petroleum of Texas, Inc., a Delaware corporation ("HPTI"), Tom Hunt, as trustee ("T. HUNT"), James L. Parker, as trustee ("J. PARKER"), Margaret Hunt Hill, as trustee ("M.H. HILL"), Ivan Irwin, Jr., ("I. IRWIN"), James R. Wikert ("J. WIKERT"), Danny Bowlin, as trustee ("D. BOWLIN"), Alinda Hill Wikert, individually and as custodian ("A.H. WIKERT") and Free Throw, Inc., a Texas corporation ("FREE THROW"). I. Irwin, J. Wikert, D. Bowlin, A.H. Wikert, and Free Throw, are sometimes collectively referred to herein as the "REPORTING PERSONS." The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 among themselves or with any other person, with respect to the Shares.

  HPTI is a Delaware corporation with a principal business of investments. The principal executive offices of HPTI are at 5000 Thanksgiving Tower, Dallas, Texas 75201. The directors and executive officers of HPTI are T. Hunt, J. Parker, I. Irwin and Danny Bowlin. HPTI is wholly owned (and controlled) by Hunt Petroleum Corporation, a Delaware corporation ("HPC"). HPC is principally engaged in the business of oil and gas exploration and production. The directors and executive officers of HPC are T. Hunt, J. Parker, I. Irwin and M.H. Hill. HPC is owned (and controlled) by the Margaret Hunt Trust Estate and the Haroldson L. Hunt, Jr. Trust Estate. Tom Hunt is the sole trustee of the Margaret Hunt Trust Estate, and J. Parker is the sole trustee of the Haroldson L. Hunt, Jr. Trust Estate. The principal executive offices or business address of each of HPC, the Margaret Hunt Trust Estate, Tom Hunt, the Haroldson L. Hunt, Jr. Trust Estate and James L. Parker is 5000 Thanksgiving Tower, Dallas, Texas 75201.

  J. Parker is a trustee of the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill and the Lyda Hunt-Margaret Trusts-Lyda Hill. He is principally employed as President and a director of HPC and President and director of HPTI. J. Parker is a U.S. citizen.

  T. Hunt is a trustee of the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill and the Lyda Hunt-Margaret Trusts-Lyda Hill. He is principally employed as Chairman of the Board of Directors of HPC and Vice President and director of HPTI. T. Hunt is a U.S. citizen.

  M.H. Hill is a trustee of the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill and the Lyda Hunt-Margaret Trusts-Lyda Hill. She is principally employed as Vice President and a director of HPC. Her principal business address is 5000 Thanksgiving Tower, Dallas, Texas 75201. M.H. Hill is a U.S. citizen.

  From June 26, 1995 to October 3, 1997, I. Irwin served as director of the Company. I. Irwin serves as Vice President of HPTI and as Vice Chairman of the Board of Directors and Executive Vice President of HPC. His principal business address is 5000 Thanksgiving Tower, Dallas, Texas 75201. I. Irwin is a U.S. citizen.

  From June 26, 1995 to October 3, 1997, J. Wikert served as director of the Company. J. Wikert is principally employed as an airline executive. J. Wikert is married to A.H Wikert, daughter of M.H. Hill. His principal business address is 3890 West Northwest Highway, Suite 700, Dallas, Texas 75220. J. Wikert is a U.S. citizen.

  D. Bowlin is the sole trustee for the Wisenbaker/Wikert 1986 Trusts, which were established for the four children of A.H. Wikert. D. Bowlin is principally employed as Senior Vice President of HPC and Vice President and a director of HPTI. His principal address is 5000 Thanksgiving Tower, Dallas, Texas 75201. D. Bowlin is a U.S. citizen.

CUSIP NO. 959080102                   13D                    Page 7 of 21 Pages




  A.H. Wikert is the wife of J. Wikert and the daughter of M.H. Hill. A.H. Wikert is the custodian of accounts established under the Uniform Texas Gifts to Minors Act for the benefit of Margretta Hill Wikert and Cody McArthur Wikert. A.H. Wikert is principally employed as an airline executive. Her principal business address is 5000 Thanksgiving Tower, Dallas, Texas 75201. A.H. Wikert is a U.S. citizen.



  (d)-(e). None of the named above has, during the past five (5) years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     (a) HPTI is the beneficial owner of 572,239 Shares. Of such number, 300,000 Shares were acquired in a private transaction for a price of $2,100,000. All funds for the purchase of the 300,000 Shares were acquired through an intercompany loan from HPC. Also included in the Shares beneficially owned are currently vested warrants to acquire 272,239 Shares. The consideration for the warrants was a Stock Purchase Agreement as more fully set forth in Item 4.

     (b) J. Wikert is the beneficial owner of 26,667 Shares. This number includes 1,667 Shares owned directly by him that were acquired pursuant to a restricted stock award to non-employee directors of the Company. Also included in the total Shares of which J. Wikert is the beneficial owner are 25,000 Shares that he has the right to acquire for $6.00 per share pursuant to a stock option granted by the Company. Excluded from the Shares beneficially owned by J. Wikert are 25,000 Shares owned by the Wisenbaker/Wikert 1986 Trusts. J. Wikert disclaims beneficial ownership of such excluded Shares.

     (c) I. Irwin is the beneficial owner of 27,368 Shares, including 2,368 Shares owned directly by him individually. The 2,368 Shares were acquired pursuant to a restricted stock award to non-employee directors of the Company. Also included in the total Shares beneficially owned by I. Irwin are 25,000 Shares that he has a right to acquire for $6.00 per share, pursuant to a stock option granted by the Company. All Shares owned by I. Irwin were acquired with cash on hand unless otherwise indicated.

     (d) D. Bowlin is the beneficial owner of 25,000 Shares. Such Shares are held of record by the Wisenbaker/Wikert 1986 Trusts, of which he is the sole trustee, and were acquired by such trusts for a total purchase price of $ 53,375 with cash on hand.

CUSIP NO. 959080102                    13D                   Page 13 of 27 Pages



Item 4.  Purpose of Transaction.

  The Reporting Persons have purchased the Shares for investment purposes. Any of the Reporting Persons may purchase additional Shares either in the open market or in private transactions, depending on his or its evaluation of the Company's business, prospects and financial condition, the market for the Shares, economic conditions, money and stock market conditions and other future developments. Depending on the same factors, any of the Reporting Persons may decide to sell all or part of his or its investment in the Shares.

  From June 26, 1995 to October 3, 1997, Ivan Irwin, Jr. and James R. Wikert served as directors of the Company.

  On January 31, 1997, HPTI, the Company and GFI Company entered into a Stock Purchase Agreement (the "AGREEMENT") pursuant to which HPTI acquired 100,000 shares of Series B Preferred Stock of the Company and warrants to purchase 1,325,000 Shares. In exchange for the acquisition of the securities, HPTI, subject to the terms and conditions of the Agreement, cancelled $10,000,000 of indebtedness owed by the Company to HPTI pursuant to a promissory note dated January 31, 1997 (the "PROMISSORY NOTE"). Warrants to acquire an aggregate total of 1,325,000 Shares will or have become exercisable according to the following vesting schedule: 136,120 warrants vested immediately upon issuance, 136,119 vested on December 1, 1997, a maximum of 453,757 will vest during the period from May 1, 1998 through April 30, 1999, and a maximum of 599,004 will vest during the period from May 1, 1999 through April 30, 2000. All warrants other than those that are currently vested are subject to reduction according to the terms and conditions of the Agreement.

  Except as set forth in this Item 4, none of the Reporting Persons (or any of the other persons named above) has any plans or proposals that relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

  (a) The aggregate number and percentage of the Shares beneficially owned (identifying those Shares for which there is a right to acquire) by each of the Reporting Persons, and for all of the Reporting Persons, is set forth in Item 1 above and on Schedule I attached hereto and incorporated herein in full by reference thereto. The existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 among the Reporting Persons or any of them with any other persons is hereby expressly disclaimed.

  (b) Schedule I attached hereto shows the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Reporting Persons. The applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or to direct the disposition is set forth in Item 2 above.

  (c) None of the Reporting Persons have effected any transactions in the Shares in the last 60 days except as set forth on Schedule II attached hereto.

  (d) Not applicable.

  (e) On February 5, 1998, HPTI ceased to be beneficial owner of greater than five percent of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

  Incorporated herein by reference is a copy of the Joint Filing Agreement.

CUSIP NO. 959080102                     13D                  Page 14 of 27 Pages




  As indicated in Item 4 above, HPTI has entered into the Agreement.

Item 7.  Material to be Filed as Exhibits.

  The Stock Purchase Agreement dated January 31, 1997 among the Company, HPTI and GFI Company (Exhibit 10.67 of Form 8-K) and the Promissory Note dated January 31, 1997 (Exhibit 10.70 of Form 8-K) were previously filed with the Commission as exhibits to Form 8-K dated February 11, 1997 filed by the Company and are hereby incorporated by reference pursuant to Rule 12b-32 promulgated under the Securities Exchange Act of 1934.

Previously filed with the Securities and Exchange Commission are the following exhibits:

  Exhibit A Joint Filing Agreement dated as of February 27, 1997. Exhibit B Power of Attorney executed by James R. Wikert. Exhibit C Power of Attorney executed by Lyda Hill.
  Exhibit D Power of Attorney executed by AHT Financial, Inc. Exhibit E Power of Attorney executed by Heather Victoria Hill. Exhibit F Power of Attorney executed by Albert G. Hill, III. Exhibit G Power of Attorney executed by Wesley Hill Wisenbaker. Exhibit H Power of Attorney executed by C.J. Donnally, Jr.
  Exhibit I Power of Attorney executed by AGH Air Partners I. Exhibit J Power of Attorney executed by Seven Falls Company. Exhibit K Power of Attorney executed by Free Throw, Inc. Exhibit L Power of Attorney executed by AGH Partners I.
  Exhibit M Power of Attorney executed by AGH Productions, Inc. Exhibit N Press Release dated November 15, 1996.
  Exhibit O  Power of Attorney executed by Elisa Margaret Hill.

CUSIP NO. 959080102                      13D                Page 15 of 27 Pages



                                   SCHEDULE I

                               REPORTING PERSONS

                                                                                           AGGREGATE
                                                                                           AMOUNT OF      PERCENT OF
                                    SOLE         SHARED          SOLE         SHARED         SHARES         CLASS
                                    VOTING       VOTING       DISPOSITIVE  DISPOSITIVE    BENEFICIALLY    BENEFICIALLY
                                    POWER        POWER           POWER        POWER           OWNED         OWNED
                                  ---------    ---------       ---------    ---------       ---------     ---------
Hunt Petroleum of Texas,
Inc. (1) ..................         572,239          -0-          572,239         -0-         573,239           4.1%

James L. Parker ...........             -0-          -0-             -0-          -0-             -0-           0.0%

Tom Hunt ..................             -0-          -0-             -0-          -0-             -0-           0.0%

Margaret Hunt Hill ........             -0-          -0-             -0-          -0-             -0-           0.0%

James R. Wikert (2) .......          26,667          -0-          26,667          -0-          26,667           0.2%

Ivan Irwin Jr. (3) ........          27,368          -0-          27,368          -0-          27,368           0.2%

D. Bowlin (4) .............          25,000          -0-          25,000          -0-          25,000           0.2%

Alinda Hill Wikert ........             -0-          -0-             -0-          -0-             -0-           0.0%

Free Throw, Inc. ..........             -0-          -0-             -0-          -0-             -0-           0.0%

TOTAL .....................         651,274          -0-         651,274          -0-         651,274
                                  =========      =======       =========      =======       =========

CUSIP NO. 959080102                    13D                  Page 16 of 27 Pages



                                  SCHEDULE 13D

                                   SCHEDULE I

                                   FOOTNOTES

(1) Includes 300,000 Shares and vested warrants to acquire 272,239 Shares at $0.01 per share. Warrants to acquire an aggregate total of 1,325,000 Shares will become exercisable according to the following vesting schedule: 136,120 warrants vested immediately upon issuance, 136,119 vested on December 1, 1997, a maximum of 453,757 will vest during the period from May 1, 1998 through April 30, 1999, and a maximum of 599,004 will vest during the period from May 1, 1999 through April 30, 2000. All warrants other than those that are currently exercisable are subject to reduction according to the terms and conditions of the acquisition agreement.


(2) Includes 1,667 Shares and vested options to purchase 25,000 Shares at $6.00 per share pursuant to a stock option granted under the 1995 Directors' Option Plan. Excludes 25,000 Shares owned by the Wisenbaker/Wikert 1986 Trusts, as to which Shares James R. Wikert disclaims beneficial ownership.

(3) Includes 2,368 Shares and vested options to purchase 25,000 Shares at $6.00 per share pursuant to a stock option granted under the 1995 Directors' Option Plan.

(4) Includes 25,000 Shares held of record by the Wisenbaker/Wikert 1986 Trusts, of which Danny Bowlin is the sole trustee.

         The Reporting Persons expressly disclaim beneficial ownership (as used in this Schedule 13D) of the Shares excluded and expressly disclaim the existence of any "group" (within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934).

CUSIP NO. 959080102                   13D                   Page 17 of 27 Pages



                                  SCHEDULE II

         From December 10, 1997, through February 10, 1997, certain Reporting Persons acquired or sold beneficial ownership of Shares in the following transactions.

                                           DATE                              NUMBER OF
          REPORTING PERSON            OF TRANSACTION      TRANSACTION        OF SHARES       PRICE PER SHARE
 ---------------------------------   ----------------   ---------------      ---------       ---------------
Danny R. Bowlin                             2/3/98            Sale                 100              0.165
Danny R. Bowlin                            1/16/98            Sale                 100              0.270
Danny R. Bowlin                             2/3/98            Sale              12,400              0.165
Danny R. Bowlin                            1/16/98            Sale                 100              0.270
Danny R. Bowlin                            1/16/98            Sale                 100              0.270
Danny R. Bowlin                             2/3/98            Sale                 100              0.165
Danny R. Bowlin                            1/16/98            Sale                 100              0.270
Danny R. Bowlin                             2/3/98            Sale              12,400              0.165
James R. Wikert                            1/16/98            Sale                 701              0.270
James R. Wikert                            1/30/98            Sale             170,500              0.178
James R. Wikert                             2/3/98            Sale               7,500              0.175
James R. Wikert                             2/3/98            Sale              28,500              0.175
James L. Parker, Tom Hunt, M. Hill Hunt    1/16/98            Sale               3,000              0.270
James L. Parker, Tom Hunt, M. Hill Hunt    1/16/98            Sale               5,200              0.270
James L. Parker, Tom Hunt, M. Hill Hunt     2/3/98            Sale              30,000              0.175
James L. Parker, Tom Hunt, M. Hill Hunt     2/3/98            Sale              45,000              0.165
Alinda Hill Wikert                         1/16/98            Sale               2,000              0.270
Alinda Hill Wikert                         1/16/98            Sale               2,600              0.270
Alinda Hill Wikert                         1/16/98            Sale                 100              0.270
Alinda Hill Wikert                         1/16/98            Sale                 100              0.270
Ivan Irwin                                 1/16/98            Sale                 200              0.270
Ivan Irwin                                 1/16/98            Sale                 100              0.270
Ivan Irwin                                 1/16/98            Sale               1,700              0.270
Ivan Irwin                                  2/2/98            Sale               8,334              0.190
Free Throw, Inc.                           1/28/98            Sale              31,141              0.180
Hunt Petroleum of Texas,Inc.                2/5/98            Sale           1,250,000              0.012


CUSIP NO. 959080102                  13D                     Page 18 of 27 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  February 12, 1998


                                        HUNT PETROLEUM OF TEXAS, INC.



                                        By:/s/ James L.  Parker
                                          -----------------------------
                                           Name:  James L. Parker
                                           Title: President

CUSIP NO. 959080102                  13D                    Page 19 of 27 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  February 9, 1998


                                        /s/ Tom Hunt, Trustee
                                        -----------------------------------
                                        Tom Hunt, as trustee of the Lyda
                                        Hunt-Margaret Trusts-Alinda Hunt
                                        Hill and the Lyda Hunt-Margaret
                                        Trusts-Lyda Hill

CUSIP NO. 959080102                  13D                    Page 20 of 27 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  February 12, 1998


                                        /s/ James L.  Parker, Trustee
                                        ------------------------------------
                                        James L. Parker, as trustee of the
                                        Lyda Hunt-Margaret Trusts-Alinda
                                        Hunt Hill and the Lyda Hunt-Margaret
                                        Trusts-Lyda Hill

CUSIP NO. 959080102                  13D                    Page 21 of 27 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  February 12, 1998


                                        /s/ Margaret Hunt Hill, Trustee
                                        ------------------------------------
                                        Margaret Hunt Hill, as trustee of
                                        the Lyda Hunt-Margaret Trusts-
                                        Alinda Hunt Hill and the Lyda Hunt-
                                        Margaret Trusts-Lyda Hill

CUSIP NO. 959080102                  13D                    Page 22 of 27 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  February 9, 1998


                                 /s/ Ivan Irwin, Jr.
                                 --------------------------------------------
                                 Ivan Irwin, Jr.,

CUSIP NO. 959080102                  13D                    Page 23 of 27 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  February 12, 1998


                                        /s/ James R. Wikert
                                        -------------------------------------
                                        James R. Wikert

CUSIP NO. 959080102                   13D                   Page 24 of 27 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  February 12, 1998


                                        /s/ Danny Bowlin, Trustee
                                        -------------------------------------
                                        Danny Bowlin, as trustee of the
                                        Wisenbaker/Wikert 1986 Trusts

CUSIP NO. 959080102                  13D                   Page 25 of 27 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  February 12, 1998


                            /s/ Alinda Hill Wikert
                            ----------------------------------------------------
                            Alinda Hill Wikert, individually and as custodian

CUSIP NO. 959080102                  13D                   Page 26 of 27 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  February 12, 1998



                                        Free Throw, Inc.


                                        By:/s/ James R. Wikert
                                           ---------------------------------
                                        Name:  James R. Wikert
                                        Title:    Vice President

CUSIP NO. 959080102                 13D                      Page 27 of 27 Pages



                                 EXHIBIT INDEX


  Exhibit                                                                 Page
 --------                                                                 ----
     A       Joint Filing Agreement dated as of February 27, 1997*

     B       Power of Attorney executed by James R.  Wikert*

     C       Power of Attorney executed by Lyda Hill*

     D       Power of Attorney executed by AHT Financial, Inc.*

     E       Power of Attorney executed by Heather Victoria Hill*

     F       Power of Attorney executed by Albert G.  Hill, III*

     G       Power of Attorney executed by Wesley Hill Wisenbaker*

     H       Power of Attorney executed by C.J. Donnally, Jr.*

     J       Power of Attorney executed by Seven Falls Company*

     K       Power of Attorney executed by Free Throw, Inc.*

     L       Power of Attorney executed by AGH Partner I*

     M       Power of Attorney executed by AGH Productions, Inc.*

     N       Press Release dated November 15, 1996*

     O       Power of Attorney executed by Elisa Margaret Hill*




*Previously filed